Exhibit 10.1

CONFIDENTIAL

Separation Agreement & General Release

This Separation Agreement and General Release (the “Agreement”) is entered into by and between Sharon McCollam (“Executive”) and Williams-Sonoma Inc. (“WSI”), in final resolution of all existing and potential claims and disputes between them, as provided below.

1.      Executive ceased performing her duties, including as Chief Operating and Chief Financial Officer with WSI, effective as of March 6, 2012. Executive retires from her employment effective as of, and her employment will cease on, March 16, 2012 (the “Separation Date”). Executive also retires from her position as a member of WSI’s Board of Directors effective as of March 16, 2012. This Agreement operates as a full and final settlement and resolution of all past and present claims, potential claims and disputes that Executive has or may have against WSI and/or WSI’s predecessors, affiliates, parents, subsidiaries, officers, directors, employees or agents, including all claims related in any way to Executive’s employment with WSI and/or separation from employment with WSI.

2.      In consideration of the releases and agreements set forth below, the parties agree to the following:

A.      Salary, Benefits and Stock: Pursuant to Executive’s Employment Agreement, dated December 28, 2002, the Amendment to Executive’s Employment Agreement, dated November 11, 2008, (collectively, the “Employment Agreement”) and in consideration of the Executive’s additional promises and releases set forth below, WSI shall pay Executive the following benefits:

(i)      On the Separation Date, Executive shall be paid all wages and accrued vacation owed her. March 6, 2012 shall constitute her “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A” and such date the “Separation from Service Date”).

(ii)      For the twelve months following her Separation from Service Date (the “Payment Period”), Executive shall be entitled to receive ongoing payments of her salary, less applicable withholding, at the rate effective on the Separation Date, on the existing payroll schedule applicable to officers of the Company. But for the application of the next sentence, such payments will commence on the first such scheduled payroll date following the Separation from Service Date. Notwithstanding the foregoing, in order to comply with Section 409A, payments that would otherwise be payable during the six-month period following the Separation from Service Date shall be delayed and paid in a lump sum to Executive on the first business day following the expiration of such six-month period (or, in the case of Executive’s earlier death, within ninety (90) days of Executive’s death). The timing of all other payments shall be unaffected by such six-month delay.

(iii)      WSI shall pay Executive an additional lump sum payment equal to eighty percent of her annual base salary as of the Separation Date, less applicable withholding. Notwithstanding the foregoing, in order to comply with Section 409A, such payment shall be delayed and paid in a lump sum to Executive on the first business day following the expiration of the six-month period described in Section 2.A.(ii) above (or, in the case of Executive’s earlier death, within ninety (90) days of Executive’s death).

(iv)      If Executive timely and properly elects coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) , WSI shall pay the premiums for the health coverage of Executive and her dependents under COBRA until the earlier of (a) the end of a period of eighteen months following the Separation Date, or (b) such time as Executive commences other employment which provides her with comparable coverage, or (c) such time as Executive or a dependent, as the case may be, is no longer eligible for continued coverage under COBRA. Executive agrees that if she commences other employment within the eighteen month period following the Separation Date she will provide WSI with notice of that within one week of her eligibility for comparable benefits. Such payments made by WSI to Executive or on Executive’s behalf will be taxable to Executive to the extent required or advisable to avoid adverse tax or similar consequences to Executive, WSI or WSI’s employees. To the extent such payments are taxable to Executive, such payments will be provided to Executive on a “grossed-up” basis for applicable state and federal taxes and such gross-up shall be made in compliance with Treasury Regulation Section 1.409A-3(i)(1)(v).

(v)      WSI shall pay Executive $1,300,000 in full satisfaction of Executive’s annual bonus opportunity for WSI’s fiscal year 2011, less applicable withholding. Such payment will be made on the first scheduled payroll date in 2012 following the Effective Date.

(vi)      As of the Effective Date, the following WSI equity-based compensation awards held by Executive shall vest immediately and, if applicable, become exercisable for the period of time set forth in the applicable award agreement:

a.	Executive’s 37,500 stock–settled stock appreciation rights having an exercise price of $27.72 that are otherwise scheduled to vest on March 25, 2012;
b.	Executive’s 10,000 stock–settled stock appreciation rights having an exercise price of $34.89 that are otherwise scheduled to vest on March 27, 2012;
c.	Executive’s 14,810 stock-settled stock appreciation rights having an exercise price of $40.87 that are otherwise scheduled to vest on April 5, 2012;
d.	Executive’s 17,579 restricted stock units that are otherwise scheduled to vest on May 2, 2012, including any related dividend equivalents; and
e.	Executive’s 68,750 stock-settled stock appreciation rights having an exercise price of $8.56 that are otherwise scheduled to vest on November 7, 2012.

(vii)      Executive shall be entitled to receive outplacement services at a level commensurate with Executive’s position with WSI though a WSI-selected or approved provider paid directly by WSI. Such services may not be completed later than December 31, 2013.

Notwithstanding the foregoing, in the event that Executive materially violates any of the covenants set forth in Section 14 or Section 16, all payments and benefits described in this Section 2.A. (other than in Section 2.A.(i)) shall cease and Executive shall forfeit any and all rights to receive them. For the avoidance of doubt, if any payments or benefits have become due and payable prior to Executive’s material violation of any of the covenants set forth in Section 14 or Section 16 but have been delayed pursuant to the six-month delay under Section 409A described above, then the delayed payments will continue to be payable to Executive in accordance with the applicable timing provisions described above.

B.      All payments shall be treated as wages and will be subject to withholding of applicable taxes, employee social security contributions and other amounts under applicable law.

C.      Executive agrees and acknowledges that after March 16, 2012 she will no longer be an employee of WSI which means, without limitation, that: (a) she will not earn or accrue any paid personal leave or vacation; (b) she shall not be eligible for active employee coverage under WSI’s medical, dental and/or vision plans provided that her current health coverage will extend through March 31, 2012; and (c) she shall not participate in or contribute to any WSI-sponsored employee benefit plan or program or any compensatory arrangement of any kind (except under COBRA). Executive further agrees that for purposes of determining any employee benefits owed to her and other for compensatory purposes, her employment shall be treated as having been terminated effective on the Separation Date. Executive acknowledges and agrees that she shall not receive or be entitled to additional grants of stock or other equity based awards after the Separation Date, nor shall her previously granted stock options or other equity awards vest after the Separation Date except as set forth in Section 2.A.(vi) hereof. Executive shall have such period of time from the Separation Date to exercise her stock options as set forth in the applicable option grant agreements.

3.      Executive will be entitled to receive her vested benefits under the Williams-Sonoma, Inc. 401(k) Plan.

Executive’s right to the benefits described in this Section 3 shall not be subject to the requirement that she sign and not revoke a release of claims in favor of WSI unless required by the applicable plan.

The provisions of Section 2 and Section 3 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive may otherwise be entitled, whether at law, tort or contract, in equity, or under any agreement, plan or arrangement (other than the payment of accrued but unpaid wages, as required by law, and any unreimbursed reimbursable expenses). Executive will be entitled to no other severance, benefits, compensation or other payments or rights upon a termination of employment, including, without limitation, any severance payments and/or benefits provided in any employment-related agreement, other than those benefits expressly set forth in Sections 2 and 3 of this Agreement or pursuant to written equity award agreements with WSI.

4.      In addition to retiring from her director and officer positions with WSI, Executive further agrees to resign, effective upon the Separation Date, from any position as an officer or director of any subsidiary or related company of WSI. At WSI’s request, Executive will complete all necessary paperwork and provide such necessary information to effectuate those resignations. Executive waives any rights to give or receive notice with respect to such resignations.

5.      Executive agrees that she shall cooperate with WSI to transition her duties and responsibilities in a mutually respectful manner, and that she and WSI shall mutually agree upon the announcement regarding Executive’s departure from WSI.

6.      Executive agrees to return any laptop, mobile phone, mobile devices, iPad, cell phone and other WSI property she received through employment at WSI by no later than March 16, 2012, except that Executive may retain one WSI laptop computer after giving WSI the opportunity to remove all WSI data and information from that computer. Executive also acknowledges that during the period that she remains on WSI’s payroll, she shall comply with all WSI Company Policies and practices.

7.      In consideration of the payments and other benefits made to Executive in accordance with paragraph 2 above, which are in addition to anything Executive is otherwise entitled to receive from WSI, Executive fully and forever discharges WSI, all affiliated and related companies and their predecessors, successors and assigns, as well as each of their officers, directors, employees, agents, representatives and shareholders (collectively, the “Released Parties”) from all liability upon claims and causes of action of any nature whatsoever, known and unknown, suspected and unsuspected, which Executive may have against the Released Parties as of the effective date of this Agreement. This release includes any claims under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, the California Labor Code, including but not limited to Section 132a, and any other claims arising from her employment, including under the laws of contracts, torts, otherwise. This release does not include claims that cannot be released as a matter of law, such as those for indemnity under Labor Code § 2802 or Executive’s Indemnity Agreement.

WSI, on behalf of itself and all of its subsidiaries, affiliates, directors and officers, voluntarily, knowingly and willingly releases and forever discharges Executive from any and all charges, complaints, claims, promises, agreements, controversies, causes of action and demands of any nature whatsoever which WSI or its subsidiaries, affiliates, directors, administrators, successors or assigns ever had, now have or hereafter can, shall or may have by reason of any matter, cause or thing whatsoever arising through and including the Separation Date, other than claims for conduct which is criminal in nature or violates WSI’s intellectual property rights.

8.      Executive represents that she has carefully read and fully understands all of the terms of the Agreement, and that she has had the opportunity to and in fact has sought legal advice and assistance. Executive further represents that she knowingly and voluntarily agrees to all of the terms set forth in this Agreement and that she was not coerced to enter into this Agreement.

9.      Both parties agree and acknowledge that this release extends to unknown and unsuspected claims and causes of action. Other than with respect to these express exceptions, Executive and WSI each agree to waive their rights under Section 1542 of the California Civil Code, which provides that:

A general release does not extend to claims which the creditor does not know or suspect to exist in his/her favor at the time of executing the release, which if known by her/him, must have materially affected her/his settlement with the debtor.

10.      Executive acknowledges that WSI is not entering into this Agreement because it believes that Executive has any cognizable legal claim against the Released Parties as defined above. Executive acknowledges that the purpose of this Agreement is to provide for a mutually acceptable transition of her employment upon her retirement and to settle all potential disputes between the parties, while at the same time protecting the Released Parties and Executive from the expense and disruption that is so often incurred in a lawsuit. If Executive elects not to sign this Agreement, the fact that this Agreement was offered in the first place will not be understood as an indication that the Released Parties believed Executive was discriminated against or treated unlawfully in any respect and/or was entitled to the consideration offered pursuant to this Agreement.

11.      Executive warrants and represents that she has not filed and has not assigned any claims or causes of action covered by the release in this Agreement which have not been dismissed, closed, withdrawn or otherwise terminated either prior to or as part of this Agreement.

12.      The parties hereto represent and acknowledge that in executing this Agreement, they have not relied upon any representation or statement made by any of the parties or by any of the parties’ agents, attorneys or representatives with regard to the subject matter, basis or effect of this Agreement, other than those specifically stated in this written Agreement.

13.      Executive agrees that except as otherwise expressly provided in this Agreement, prior to the Company’s public disclosure of this Agreement, the terms of this Agreement may not be disclosed in whole or in part to any individual or any other entity, except (i) Executive’s spouse, (ii) tax adviser, (iii) legal counsel, and (iv) on WSI’s side, employees, agents or representatives of WSI who have a need to know in order to perform their job duties, including the successful implementation of the terms of this Agreement, or as may be required by law or reasonable business necessity. Any comment by Executive or WSI in response to inquiries by any other persons regarding her departure from WSI shall be consistent with the press release attached hereto as Exhibit A. Executive specifically agrees that her spouse, lawyer, and tax advisor have been fully briefed on, and will comply with, this confidentiality provision, and that any breach by her spouse, lawyer, and/or tax advisor of this confidentiality provision will be a breach by Executive and will subject her to claims by WSI for damages.

14.      Executive shall, at all times, hold in a fiduciary capacity for the benefit of WSI or any subsidiary or affiliate companies (the “Control Group”) all secret or confidential information, knowledge, or data relating to the Control Group or its business (which shall be defined as all such information, knowledge, and data coming to the Executive’s attention by virtue of her employment at WSI except that which is otherwise public knowledge or generally known within WSI’s industry). Executive shall not at any time, without prior written consent of WSI, unless compelled pursuant to the order of a court or other body having jurisdiction over such matter or unless required by lawful process or subpoena, communicate or divulge any such information, knowledge or data to anyone other than the Control Group and those designated by it, or use any such information, knowledge or data, other than for the benefit of the Control Group.

Executive shall not, at any time, make any statements or comments (i) to any form of media or likely to come to the attention of any form of media of a negative nature that reasonably could be considered to have an adverse impact on the business or reputation of the Control Group, WSI’s Board of Directors (the “Board”) or any senior officer of the Control Group, or (ii) to any employee of the Control Group or to any supplier or customer of the Control Group of a negative nature that reasonably could be considered to have an adverse impact on the business or reputation of the Control Group or the Board or any senior officer of the Control Group. WSI shall direct its CEO, the CEO’s direct executive reports, and WSI’s Board of Directors not to disparage Executive in any manner likely to be harmful to Executive or her business, business reputation or personal reputation; provided that both parties may respond accurately and fully (i) where required in compliance with legal process or subpoena, (ii) in response to inquiry from a court or regulatory body, or (iii) in response to inquiry from the Board.

While Executive is receiving any amounts pursuant to Section 2 hereof, Executive will not directly or indirectly recruit, solicit or induce, or attempt to induce, any employee, consultant or vendor of the Control Group to terminate employment or any other relationship with the Control Group. Executive acknowledges that the restrictions contained in this paragraph are necessary for the protection of the business and goodwill of the Control Group and are considered by Executive to be reasonable for such purpose.

Executive acknowledges and agrees that all intellectual property created, made or conceived by Executive (solely or jointly), at any time while she was employed by WSI, shall be owned exclusively by WSI. In addition, Executive agrees that this Agreement shall constitute an assignment to WSI of Executive’s residual intellectual property rights, if any, in all such work, and agrees to assist WSI with securing patents, registering copyrights and trademarks, and obtaining any other forms of intellectual property protection in the United States and in other countries. For purposes of this Agreement, ‘“intellectual property” includes business ideas and methods, confidential information, inventions, product designs, artwork, graphic designs (including, for example, catalog designs, in-store signage and posters), web page designs, audio/visual works, package designs, store interior and exterior designs, trademarks, and any other works of authorship, any of which relates to the actual or anticipated business of the Control Group or results from or is suggested by any work performed by employees for or on behalf of the Control Group.

Notwithstanding any other provision of this Agreement, in the event of a breach or threatened breach by Executive of any provision of this Section 14, Executive and WSI agree that WSI shall be entitled to injunctive and declaratory relief from a court of competent jurisdiction to restrain Executive from committing such breach of this Agreement.

The provisions of this Section 14 shall survive the termination of Executive’s employment with WSI; provided, however, that the provisions shall cease to apply after WSI’s uncured failure to fulfill its obligations to Executive under Section 2 of this Agreement after WSI is provided with written notice by Executive thereof and a thirty day period in which to cure such alleged failure.

15.      In the event that Executive is made a party to or is threatened to be made a party to or is involuntarily involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that she was an officer of the Company or was serving (during such person’s tenure as officer) at the request of WSI, any other corporation, partnership, joint venture, trust or other enterprise in any capacity, whether the basis of a Proceeding is an alleged action in an official capacity as an officer or in any other capacity while serving as an officer, shall be indemnified and held harmless by WSI to the fullest extent authorized by California Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits WSI to provide broader indemnification rights than said law permitted WSI to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, or penalties and amounts to be paid in settlement) reasonably incurred or suffered by Executive in connection therewith. The right to indemnification conferred in this Section 15 shall be a contract right and shall include the right to be paid by WSI the expenses incurred in defending a Proceeding in advance of its final disposition; provided, however, that, if California Law requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the corporation of an undertaking by or on behalf of Executive to repay all amounts so advanced if it shall ultimately be determined that she is not entitled to be indemnified under this Section 15 or otherwise. No amendment to or repeal of this Section 15 shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal.

If a claim for indemnity under paragraph (a) of this Section 15 is not paid in full by WSI within 90 days after a written claim has been received by WSI, Executive may at any time thereafter bring suit against WSI to recover the unpaid amount of the claim and, if successful in whole or in part, Executive shall also be entitled to be paid the expense of prosecuting such claim including reasonable attorneys’ fees incurred in connection therewith. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that Executive has not met the standards of conduct which make it permissible under California Law for WSI to indemnify Executive for the amount claimed, but the burden of proving such defense shall be on WSI. Neither the failure of WSI (including the Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of Executive is proper in the circumstances because she has met the applicable standard of conduct set forth in California Law, nor an actual determination by WSI (including the Board, independent legal counsel, or its shareholders) that Executive has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Executive has not met the applicable standard of conduct.

The rights conferred in this Section 15 shall not be exclusive of any other rights which Executive may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, to the extent the additional rights to indemnification are authorized in the Articles of Incorporation of the corporation.

16.      In consideration of this Agreement, Executive will fully cooperate with WSI and its counsel as it relates, in any way, to any issue or matter that may arise as the subject of litigation or administrative inquiry, which occurred during her employment with or other services to WSI. Full cooperation shall include, but not limited to, review of documents, attendance at meetings, trial or administrative proceedings, depositions, interviews, or production of documents to WSI without the need of the subpoena process. In addition, as a condition to WSI executing this Agreement and providing the benefits hereunder, Executive agrees to cooperate in all matters relating to the transition of her employment (including with respect to internal and external communication plans) and other matters reasonably requested by the Board of Directors of WSI, whether before or after the Separation Date. Such cooperation shall be at mutually convenient times and places, and be subject to reasonable reimbursement of Executive’s lost compensation and expenses.

17.      This Agreement shall be binding upon and shall inure to the benefit of the parties and their heirs, administrators, representatives, executors, successors and assigns.

18.      This Agreement and all rights, duties and remedies hereunder shall be governed by and construed and enforced in accordance with the laws of the State of California, without reference to its choice of law rules. Any party alleging breach of the Agreement shall pursue claims, if any, in arbitration under the commercial (and not the employment) rules of the Judicial Arbitration and Mediation Services (JAMS). The Arbitrator shall be empowered to award the party prevailing in any such arbitration its fees and costs. Before the filing of such claims, the parties agree to engage in mediation, in good faith with intent to attempt to resolve their disputes, through a mutually agreed upon mediator.

19.      This Agreement sets forth the entire agreement between the parties hereto and fully supersedes any and all prior agreements or understandings, written or oral, between the parties hereto pertaining to the subject matter hereof. Without limiting the foregoing, if there are any conflicts between this Agreement and the Employment Agreement, this Agreement shall control.

20.      Executive and WSI shall each be responsible for payment of their own respective fees, legal costs and related expenses, if any, incurred in connection with the matters resolved by this Agreement.

21.      Executive acknowledges and agrees that neither WSI nor its advisors have made any representations to her regarding the tax consequences to Executive of any compensation or benefits subject to this Agreement. Such tax consequences are solely Executive’s responsibility.

22.      This Agreement is intended to be exempt from or comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. Executive agrees to amend this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition to Executive under Section 409A, so long as such amendment or action does not reduce Executive’s benefits hereunder. Without limiting Section 21 hereof, in no event will WSI reimburse Executive for any taxes that may be imposed on Executive as a result of Section 409A.

23.      Executive warrants that she has been advised to review this Agreement with legal counsel and that she has been supplied with, has read and has had an opportunity to discuss the terms of this Agreement with her attorneys. Executive further warrants that she fully understands the contents and effect of this document, approves and accepts the terms and provisions of this Agreement, agrees to be bound thereby, and signs the same of her own free will. Executive has twenty-one days to review the Agreement, although she need not take all of that time, and shall have seven (7) days after she signs this Agreement to reconsider and revoke this Agreement. Any revocation of this Agreement by Executive following her execution of this Agreement must be in writing and delivered to Linda Lewis, whose address is 3250 Van Ness Avenue, San Francisco, CA 94109 no later than the close of business of the seventh (7th) day following Executive’s execution of this Agreement. Provided no revocation is delivered, the Effective Date of this Agreement shall be the day after the expiration of the revocation period or the day of notice by WSI that the condition has been removed, whichever is later.

[Signature Page Follows]

Agreed to this 7th day of March, 2012.

/s/ Sharon McCollam	/s/ Laura Alber
Sharon McCollam	By: Laura Alber Williams-Sonoma, Inc.

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